YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

2023 Annual General Meeting
March 31, 2023,
10:00 a.m., local time

This Proxy is Solicited On Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

1. RESOLVED that, as an ordinary resolution, Ke Chen be appointed as a Class III Director to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the 2025 Annual General Meeting and until his successor is appointed and duly qualified, or until his earlier resignation or removal.

FOR ☐ WITHHOLD ☐

(To WITHHOLD for any one director, please indicate by striking a line through such nominee's name)

2. RESOLVED that, as an ordinary resolution, the appointment of Assentsure PAC as the independent registered public accounting firm for the fiscal year ending December 31, 2022, be approved and ratified.

FOR ☐ AGAINST ☐ ABSTAIN ☐

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please date, sign and mail your proxy in the envelope provided as soon as possible.

CONTROL NUMBER

☐

Signature____________________ **Signature, if held jointly**____________________ **Date**__________, **2023**

When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

PROXY CARD FOR ANNUAL GENERAL MEETING (2022)
(This Proxy Is Being Solicited by the Board of Directors)
March 31, 2023

KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of **GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED** hereby nominates, constitutes and appoints Bing Zhang and Jia Lu, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the Annual General Meeting (2022) of said Company to be held at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 on Friday, March 31, 2023, at 10:00 a.m., local time, and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of said Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present, upon the following matters:

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND FOR PROPOSAL 2.

THIS PROXY IS REVOCABLE AND SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued and to be marked, dated and signed, on the other side)